

August 24, 2023

Thad Trent
Chief Financial Officer
ON Semiconductor Corporation
5701 N. Pima Road
Scottsdale, Arizona 85250

      Re: **ON Semiconductor Corporation**
         Form 10-K for the Fiscal Year Ended December 31, 2022
         Filed February 6, 2023
         Form 10-Q for the Quarterly Period Ended June 30, 2023
         Filed July 31, 2023
         File No. 001-39317

Dear Thad Trent:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Note 3. Revenue and Segment Information, page 62

1.   Please expand to disclose how revenue is recognized from manufacturing services and the total amount or percentage of consolidated sales. Also, we note you provide disaggregated revenue information by geographic location, by sales channel, as well as by reportable segment, and revenue by product sales versus product development agreements. We note from your recent earnings call transcripts, you discuss revenue by end market, such as automotive and industrial, along with type of revenue product sales, such as silicon carbide, intelligent power and intelligent sensing. Additionally, your earnings release furnished on Form 8-K on July 31, 2023 includes three prominent bullets at the top of the release that disclose revenue for automotive and industrial, and the change in revenue for silicon carbide. Please tell us the consideration given to further

expanding your revenue disaggregation disclosures to also present revenue along the aforementioned lines. Your response should address ASC 606-10-55-89 through 55-91, as well as ASC 280-10-50-40.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

2. We note from your disclosure on page 32 that gross profit decreased by $87.5 million for the six months ended June 30, 2023 compared to the six months ended July 1, 2022 and gross margin decreased by 2.5% from 49.6% for the six months ended July 1, 2022 to 47.1% for the six months ended June 30, 2023. You also disclose that the decline in both gross profit and gross margin was primarily driven by start-up and ramp-up costs at our EFK location and new products. However, we also note from the table above these disclosures that gross profit for the PSG segment and the ISG segment increased by 3% and 25% respectively, and the ASG segment gross profit decreased by 25%. Margins decreased by 1% and 8% for PSG and ASG, respectively, and increased for ISG by 3%. In this regard, your disclosure should be revised to explain and quantify the amount of related expenses of start-up and ramp-up costs attributable to increase costs at your EFK location as well as the impact from new products. Further, your disclosure should be enhanced to explain and quantify the factors responsible for the changes in gross profit for each segment. This would include the increases in gross profit, as well as the offsetting significant decrease. Please revise future filings accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing